LION INDUSTRIES CORPORATION BERHAD (415-D)

~~(Formerly known as Lion Land Berhad)~~

A Member of The Lion Group

04010538

1 March 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of Financial Results dated 27 February 2004, Re: Quarterly Report for the second quarter ended 31 December 2003 for filing pursuant to exemption No. 82-3342 granted to Lion Industries Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

PROCESSED
MAR 12 2004
THOMSON FINANCIAL

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

3/12

Form Version 2.0

Financial Results

Ownership transfer to LION INDUSTRIES CORPORATION/EDMS/KLSE on 27/02/2004 05:03:53 PM

Reference No LI-040227-1C841

Submitting Merchant Bank (if applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name : LION INDUSTRIES CORPORATION BERHAD

* Stock name : LIONIND

* Stock code : 4235

* Contact person : WONG PHOOI LIN

* Designation : SECRETARY

Part A1 : QUARTERLY REPORT

*** Quarterly report for the financial period ended** : 31/12/2003

*** Quarter** : ○ 1 Qtr ● 2 Qtr ○ 3 Qtr ○ 4 Qtr ○ Other

*** Financial Year End** : 30/06/2004

*** The figures** : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

LICB.xls LICB-A1.XLS LICB-A2a.doc LICB-A2b.doc

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

27 FEB 2004

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31/12/2003**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
		31/12/2003	31/12/2002	31/12/2003	31/12/2002
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	742,000	369,327	1,646,707	761,669
2	Profit/(loss) before tax	8,446	-33,320	65,867	-42,957

3	Profit/(loss) after tax and minority interest	5,149	-32,570	32,821	-43,200
4	Net profit/(loss) for the period	5,149	-32,570	32,821	-43,200
5	Basic earnings/(loss) per share (sen)	0.76	-7.32	4.83	-9.71
6	Dividend per share (sen)	0.00	0.00	0.00	0.00
		AS AT END OF CURRENT QUARTER*		AS AT PRECEDING FINANCIAL YEAR END	
7	Net tangible assets per share (RM)	2.2000		2.1700	
Remarks :					

Note: *For full text of the above announcement, please access the KLSE Web site at* www.klse.com.my

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		31/12/2003	31/12/2002	31/12/2003	31/12/2002
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	41,195	4,811	130,090	31,889
2	Gross interest income	6,443	2,183	15,859	4,036
3	Gross interest expense	36,887	38,004	79,434	75,684

Note: The above information is for the Exchange internal use only.

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

27 FEB 2004

04 MAR 12 PM 7:2

LION INDUSTRIES CORPORATION BERHAD

(Incorporated in Malaysia) (415-D)

Interim Report for the Second Quarter Ended 31 December 2003

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Incorporated in Malaysia)

Interim report for the second quarter ended 31 December 2003
The figures have not been audited.

CONDENSED CONSOLIDATED INCOME STATEMENTS

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	Note	CURRENT YEAR QUARTER 31/12/2003 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/12/2002 RM'000	CURRENT YEAR TO DATE 31/12/2003 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/12/2002 RM'000
Revenue		742,000	369,327	1,646,707	761,669
Operating expenses		(700,949)	(364,516)	(1,516,971)	(729,780)
Other operating income		144	-	354	-
Profit/(Loss) from operations		41,195	4,811	130,090	31,889
Finance costs		(36,887)	(38,004)	(79,434)	(75,684)
Share in results of associated companies		(2,305)	(2,310)	(648)	(3,198)
Income from other investments		6,443	2,183	15,859	4,036
Profit/(Loss) before taxation		8,446	(33,320)	65,867	(42,957)
Taxation	17	(3,886)	(252)	(19,504)	(1,699)
Profit/(Loss) after taxation		4,560	(33,572)	46,363	(44,656)
Minority interests		589	1,002	(13,542)	1,456
Net profit/(loss) for the period		5,149	(32,570)	32,821	(43,200)
Earnings/(Loss) per share (sen):	25				
- Basic		0.76	(7.32)	4.83	(9.71)
- Fully diluted		-	-	-	-

(The Condensed Consolidated Income Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2003)

Interim report for the second quarter ended 31 December 2003 (Cont'd)
The figures have not been audited.

CONDENSED CONSOLIDATED BALANCE SHEETS

	Note	AS AT END OF CURRENT QUARTER 31/12/2003 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/6/2003 RM'000
Property, plant and equipment		2,806,512	2,813,365
Investment properties		335,513	335,513
Forest concessions		317,126	322,524
Plantation development expenditure		136,408	133,061
Property development projects		99,452	98,873
Investment in associated companies		102,494	104,257
Long-term investments		375,224	394,257
Deferred tax assets		33,185	33,185
Long term receivable		-	42,270
Intangible assets		398,235	406,210
Current assets:			
- Inventories		684,596	644,729
- Short-term investments		48,763	32,224
- Property development projects		8,149	18,568
- Amount due by contract customers		1,510	1,499
- Trade receivables		429,652	330,685
- Other receivables, deposits and prepayments		376,531	509,467
- Deposits, cash and bank balances		489,605	378,170
		2,038,806	1,915,342
Current liabilities:			
- Trade payables		313,121	296,715
- Other payables		964,578	765,168
- Amount due to contract customers		951	953
- Short-term borrowings	21	283,554	449,039
- Bonds and USD Debts	21	144,725	184,536
- Tax liabilities		71,755	78,283
		1,778,684	1,774,694
Net current assets / (liabilities)		260,122	140,648
		4,864,271	4,824,163
Share capital		679,235	679,235
Reserves		1,210,401	1,201,971
Shareholders' funds		1,889,636	1,881,206
Minority interests		847,969	836,468
Long-term borrowings	21	1,589,121	1,587,636
Bonds and USD Debts	21	361,244	332,187
Deferred tax liabilities		52,705	47,863
Deferred payables		123,596	138,803
		4,864,271	4,824,163
Net tangible assets per share (RM)		2.20	2.17

(The Condensed Consolidated Balance Sheets should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2003)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

31 December 2003	Note	Share Capital RM'000	Share Premium RM'000	Negative Goodwill RM'000	Other Reserves RM'000	Accumulated Losses RM'000	Total RM'000
Balance at 1 July 2003		679,235	515,190	959,449	117,072	(389,740)	1,881,206
Amortisation for the period		-	-	(19,468)	-	-	(19,468)
Currency translation differences		-	-	-	(2,478)	-	(2,478)
Dividend paid for the financial year ended 30 June 2003	7	-	-	-	-	(2,445)	(2,445)
Net profit for the period		-	-	-	-	32,821	32,821
Balance at 31 December 2003		679,235	515,190	939,981	114,594	(359,364)	1,889,636

31 December 2002	Note	Share Capital RM'000	Share Premium RM'000	Negative Goodwill RM'000	Other Reserves RM'000	Accumulated Losses RM'000	Total RM'000
Balance at 1 July 2002		593,380	515,190	-	121,699	(586,626)	643,643
Currency translation differences		-	-	-	(968)	-	(968)
Dividend paid for the financial year ended 30 June 2002		-	-	-	-	(427)	(427)
Net loss for the period		-	-	-	-	(43,200)	(43,200)
Balance at 31 December 2002		593,380	515,190	-	120,731	(630,253)	599,048

(The Condensed Consolidated Statements of Changes In Equity should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2003)

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Incorporated in Malaysia)

Interim report for the second quarter ended 31 December 2003 (Cont'd)
The figures have not been audited.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

	Note	CURRENT YEAR-TO-DATE 31/12/2003 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/12/2002 RM'000
OPERATING ACTIVITIES			
Profit/(Loss) before taxation		65,867	(42,957)
Adjustments for:			
Non-cash items (mainly depreciation)		84,069	32,552
Non-operating items (mainly finance costs)		64,223	74,824
Operating profit before changes in working capital		214,159	64,419
Changes in working capital:			
Net changes in current assets		(112,008)	(33,308)
Net changes in current liabilities		(4,427)	(6,574)
Others (mainly tax paid)		(20,075)	(9,723)
		77,649	14,814
INVESTING ACTIVITIES			
Proceeds from disposal of investment property		158,800	-
Deposits received from proposed disposal of brewery division		199,880	-
Proceeds from disposal of investments		7,922	-
Others (mainly purchase of property, plant and equipment)		(76,257)	(6,296)
		290,345	(6,296)
FINANCING ACTIVITIES			
Dividend paid to shareholders	7	(2,445)	(427)
Bank borrowings		(148,567)	3,999
Redemption/repayment of Bonds and USD Debts		(26,304)	-
Others (mainly interest paid)		(47,466)	(29,066)
		(224,782)	(25,494)
Net changes in cash & cash equivalents		143,212	(16,976)
Effects of exchange rate changes		-	-
Cash & cash equivalents at beginning of the period		284,382	(48,936)
Cash & cash equivalents at end of the period		427,594	(65,912)

(The Condensed Consolidated Cash Flow Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2003)

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. Accounting policies and method of computation

The interim financial report has been prepared in accordance with the Malaysian Accounting Standards Board ("MASB") Standard 26, "Interim Financial Reporting" and Part A of Appendix 9B of the Listing Requirements of the Malaysia Securities Exchange Berhad and should be read in conjunction with the audited financial statements of the Group for the financial year ended 30 June 2003.

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the audited financial statements for the financial year ended 30 June 2003 except for the adoption of the new MASB standards.

The adoption of the new MASB standards does not have any material effect on the financial results of the Group for the financial year-to-date.

2. Qualification of audit report

There were no qualifications on audit report of the preceding audited financial statements. However, the auditors drew attention to the financial position of the Group concerning the portion of RM denominated bonds ("Bonds") and USD denominated consolidated and rescheduled debts ("USD Debts") issued pursuant to the group wide restructuring scheme ("GWRS") that are due for redemption/repayment within the next twelve (12) months and the steps taken by the Group to meet this obligation.

3. Seasonality or cyclicality

The operations of the Group are not subjected to material seasonal or cyclical effects except for the following:

a) Timber extraction is normally reduced during the wet weather seasons between October and February; and
b) Brewery division in China normally records higher sales during the summer period between the June and September quarters.

4. Unusual items

There were no items affecting assets, liabilities, equity, net income or cash flows that are unusual because of their nature, size or incidence.

5. Material changes in estimates

There were no material changes in estimates of amounts reported in prior interim period of the current financial year or in prior financial years.

6. Debt and equity securities

During the financial year-to-date, the Group has redeemed/repaid part of its Bonds and USD Debts amounting to RM26.3 million.

Other than the above, there were no issuance, cancellations, repurchases, resale and repayments of debt and equity securities for the current quarter and financial year-to-date.

7. Dividend paid

During the current quarter and financial year-to-date, a first and final dividend of 0.5%, less tax, amounting to RM2.45 million in respect of the previous financial year ended 30 June 2003 was paid by the Group.

8. Segmental reporting

The Group's segmental report for the financial year-to-date is as follows:

	Total Sales RM'000	Inter-Segment Sales RM'000	External Sales RM'000	Segment Results RM'000
Steel	941,036	(18,286)	922,750	62,620
Timber extraction and pulp and paper	192,206	-	192,206	27,543
Beverage	349,453	-	349,453	23,347
Property and construction	50,100	(1,573)	48,527	21,507
Others	143,717	(9,946)	133,771	(3,086)
	1,676,512	(29,805)	1,646,707	131,931
Unallocated costs				(1,841)
Profit from operations				130,090
Finance costs				(79,434)
Share in results of associated companies				(648)
Income from other investments				15,859
Profit before taxation				65,867

9. Valuation of property, plant and equipment

The valuation of property, plant and equipment have been brought forward without any amendment from the previous audited financial statements.

10. Material events subsequent to the balance sheet date

Other than as disclosed in Note 20, there were no material events subsequent to the end of the interim period that have not been reflected in the financial statements for the interim period.

11. Changes in the composition of the Group

There were no material changes in the composition of the Group for the current quarter and financial year-to-date.

12. Changes in contingent liabilities or contingent assets

The contingent liabilities for Lion Forest Industries Berhad ("Lion Forest"), a subsidiary company acquired in the previous financial year, remained at RM313 million which relates to legal claims in respect of the termination of contracts for the extraction and sales of timber.

Other than the above, there were no material changes in contingent liabilities or contingent assets since the last audited balance sheet date.

13. Review of performance

Following the successful implementation of the GWRS in the previous financial year, the Group has benefitted from its interest in the forestry and brewery businesses. Coupled with the overall improvement in operational efficiencies, the Group has recorded a substantial improvement in both its revenue and profit for the 6-month period under review.

14. Comparison with the preceding quarter's results

As reported in the previous interim report, lower performance is expected for the current quarter in view of the increase in international scrap prices and the seasonally lower demand for timber and beverage products. However, the unfavourable market price of scrap has been mitigated by the corresponding surge in the selling prices of hot briquetted iron ("HBI") and this has benefitted our HBI plant in Labuan.

15. Prospects

International scrap prices are expected to continue to escalate and adversely impact the performance of our steel (long products) operations. However, as mentioned above, the overall performance of the steel operations will not be significantly affected due to the contribution from our HBI plant.

16. Profit forecast / profit guarantee

This note is not applicable.

17. Taxation

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 31/12/2003 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/12/2002 RM'000	CURRENT YEAR TO DATE 31/12/2003 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/12/2002 RM'000
In respect of current period:				
- income tax:				
- Malaysia	2,896	189	7,577	1,635
- Overseas	849	-	5,970	-
- deferred tax	-	(13)	4,842	(27)
	3,745	176	18,389	1,608
In respect of prior years:				
- income tax	-	76	-	91
Associated companies	141	-	1,115	-
	3,886	252	19,504	1,699

The effective tax rate of the Group is higher than the statutory tax rate as the taxation charge of the Group is in respect of certain profitable subsidiary companies which for tax purposes cannot be set off against the losses incurred by the remaining subsidiary companies within the Group.

18. Unquoted investments and/or properties

There were no material sale of unquoted investments and/or properties for the current quarter and financial year-to-date.

19. Quoted securities

The Group's dealings in quoted securities for the financial year-to-date are as follows:

	RM'000
Total purchases	5
Total disposals (Gross proceeds)	55
Total profit/(loss) on disposals	42

The Group's investments in quoted securities as at end of the reporting period are as follows:

	RM'000
At cost	153,609
At book value	136,552
At market value	36,423

20. Status of corporate proposals

No	Date of Announcement	Subject	Status
1	9.6.2003 and 11.12.2003	Proposal for the Company to borrow up to RM100 million, for financing required by Amsteel Mills Sdn Bhd ("AMSB") from Lion Forest, the sum of which is to be advanced from Sabah Forest Industries Sdn Bhd.	Pending approvals from : (i) shareholders of the Company, Lion Forest and AMSB; (ii) AMSB's lenders; and (iii) any other relevant authorities, if required.
2	9.9.2003 and 5.2.2004	(i) Proposed disposal by LLB Nominees Sdn Bhd ("LLB Nominees"), a wholly-owned subsidiary company of the Company, of its 18% equity interest in Parkson Investment Pte Ltd and 20% equity interest in Parkson Venture Pte Ltd, to Lion Diversified Holdings Berhad ("Lion Diversified"), for an aggregate sale consideration of RM23.85 million to be satisfied by a cash consideration of RM19.07 million of which RM11.90 million is in deferred payment and the issuance of RM4.78 million nominal value of 5-year 2% coupon redeemable convertible unsecured loan stocks ("RCULS") by Lion Diversified to LLB Nominees ("Proposed Disposal"). (ii) A put and call option for the disposal of the RM4.78 million RCULS received by LLB Nominees pursuant to the Proposed Disposal to Tan Sri William H.J. Cheng or his nominees.	Approvals obtained by Lion Diversified from: (i) Securities Commission; (ii) Foreign Investment Committee; and (iii) Ministry of International Trade and Industry. Pending approvals to be obtained by Lion Diversified from: (i) Bank Negara Malaysia; (ii) Controller of Housing; (iii) Malaysia Securities Exchange Berhad; (iv) shareholders of Lion Diversified; and (v) any other approvals, if required.

The status of corporate proposals of the Company's listed subsidiaries, Lion Forest and Lion Diversified are reported in the Interim Reports of the respective subsidiaries.

21. Group's borrowings and debt securities

The Group's borrowings as at end of the reporting period are as follows:

	Short-Term RM'000	Long-Term RM'000	Total RM'000
Bank Borrowings			
Secured	242,519	1,551,453	1,793,972
Unsecured	41,035	37,668	78,703
	283,554	1,589,121	1,872,675
Bonds and USD Debts			
Secured	144,725	361,244	505,969
	428,279	1,950,365	2,378,644

	Foreign Currency '000	RM'000
The Group's borrowings and debt securities are denominated in the following currencies:		
- Ringgit Malaysia	-	1,295,166
- US Dollar	256,529	974,810
- Chinese Renminbi	236,698	108,668
		2,378,644

22. Off balance sheet risk financial instruments

There were no financial instruments with off balance sheet risk at the date of this report.

23. Changes in material litigations

The material litigations of the Company's listed subsidiaries, Lion Forest and Lion Diversified are reported in the Interim Reports of the respective subsidiaries.

Other than the above, there were no material litigation since the last annual balance sheet date.

24. Dividend

The Board does not recommend any interim dividend for the current quarter and financial year-to-date.

25. Earnings / (Loss) per share

Basic

Earnings/(Loss) per share is calculated by dividing the Group's profit/loss after tax and minority interests by the weighted average number of ordinary shares in issue of 679.2 million (2002 : 445.0 million, after adjusting for the capital reconstruction).

Fully diluted

The fully diluted earnings/(loss) per share is not disclosed as the unissued ordinary shares granted to employees pursuant to the Company's Executive Share Option Scheme have no dilutive effect since the exercise price is above the average market value of the Company's shares.

26. Status of conditions imposed by the Securities Commission ("SC") pertaining to the GWRS

The SC has imposed certain conditions in its approval of the GWRS which included the requirements to disclose the following:

i) Status of the Proposed Divestment Programme

Please refer to Appendix 1.

ii) Status of the issues affecting the joint-venture operations in the People's Republic of China

Please refer to Appendix 2.

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Incorporated in Malaysia)

Proposed Divestment Programme ("PDP")
Interim Report for the Second Quarter Ended 31 December 2003

(i) Status of the Proposed Divestments

Assets to be Divested	Proposed Divestment Programme (Per GWRS)	Completed Before December 2002	Subsequent to December 2002		
			Concluded Sales	Proceeds Received (Jan-Dec 03)	
				Actual Received in	
			Total	Current Qtr	Current YTD
	RM'million	RM'million	RM'million	RM'million	RM'million
By December 2002					
Unlisted shares in pharmaceutical company	2.0	2.0	-	-	-
Unlisted shares in automotive company	29.4	29.4	-	-	-
Listed shares in financial services company	2.5	-	2.5	-	2.5
	33.9				
By December 2003					
Office block	12.6	-	11.0	-	11.0
Shares in unlisted companies, industrial land and shoplots in Parade and shopping centre **	161.7	-	-	-	-
	174.3				
By December 2004					
Shares in unlisted companies and shoplots in Parade and shopping centre	45.4	-	-	-	-
By December 2005					
Shares in unlisted company, factories and apartment	9.7	-	-	-	-
By December 2006					
Shares in unlisted companies, commercial land, residential land and shoplots in Parade and shopping centre	278.0	-	-	-	-
Total	541.3	31.4	13.5	-	13.5

** The Group is actively looking for potential buyers for its assets/companies under the PDP. Where necessary, the Group will divest other assets which are not under the PDP to redeem/repay the Bonds and USD Debts.

(ii) Transactions completed during the quarter

No transactions were completed during the quarter.

(iii) Utilisation of the divestment proceeds received

The divestment proceeds received were used to redeem/repay the Bonds and USD Debts.

LION INDUSTRIES CORPORATION BERHAD

ISSUES AFFECTING THE JOINT-VENTURE COMPANIES OF LION INDUSTRIES CORPORATION BERHAD ("LICB") IN THE PEOPLE'S REPUBLIC OF CHINA ("PRC")

No.	Issues	Joint-Venture Company ("**JV Co.**")	Steps taken or to be taken to resolve the Issues	Status as at 15 February 2004
1.	The amount of JV Co.'s capital had exceeded the authorized limit of the provincial Ministry of Foreign Trade and Economic Commission ("**MOFTEC**") amounting to USD30 million (equivalent to approximately RM114 million) and any excess must be approved by the MOFTEC in Beijing, the PRC.	Tianjin Huali Motor Co Ltd ("THM") (LICB Group's equity holding : 25%)	THM's existing total investment is USD60.24 million (equivalent to approximately RM228.91 million). The Management of LICB Group had liaised with the PRC Party, Tianjin Auto Industry Corporation, that approval need to be sought by the JV Co. from MOFTEC in Beijing through the provincial MOFTEC for the excess of USD30.24 million (equivalent to approximately RM114.91 million).	The provincial MOFTEC had requested the JV Co. to rely on the letter of approval dated 11 September 1995 from the provincial MOFTEC, in that the capital of the JV Co. has been properly approved. It is the duty of the provincial MOFTEC to apply for endorsement from the MOFTEC in Beijing. The LICB Group expects to obtain the endorsement by 30 June 2004.
2.	Property Ownership Right(s) for building(s) ("**POR**") to be transferred by the PRC Party to the JV Co. as PRC Party's contribution to the capital of the JV Co. in accordance with the terms of joint venture agreement.	Hubei Zenith Heilen Pharmaceutical Co Ltd (LICB Group's equity holding : 25%)	The Management of LICB Group had liaised with the PRC Party, Hubei Zhongtian Joint Stock Company ("HZJ"), that HZJ should apply to the relevant authorities for transfer of the POR for the building located at No. 132, YangWan Lu, Jingmen City, Hubei Province, PRC to the JV Co.	The Management of LICB Group is in the process of procuring HZJ to transfer the ownership of the POR to the JV Co. by 30 June 2004.
3.	The lease of the land by the PRC Party to the JV Co. has not been registered with the relevant authorities in the PRC.	Hubei Zenith Heilen Pharmaceutical Co Ltd (LICB Group's equity holding : 25%)	The Management of LICB Group had liaised with HZJ to register the lease over the land located at No. 132, YangWan Lu, Jingmen City, Hubei Province, PRC with the relevant authorities.	The Management of LICB Group is in the process of procuring HZJ to obtain the approval for the lease by 30 June 2004.

ISSUES AFFECTING THE JOINT VENTURE COMPANIES OF AMSTEEL CORPORATION BERHAD ("AMSTEEL") IN THE PRC

No.	Issues	Joint-Venture Company ("JV Co.")	Steps taken or to be taken to resolve the Issues	Status as at 15 February 2004
1.	Retail enterprises to restructure the share holding ratio between the joint venture parties and/or the term of operation and/or business scope as required by the State Council in the PRC		Submitted the application to maintain or restructure the share holding ratio and/or the term of operation and/or business scope for approval as required on the following dates:	
		Sichuan Hezheng Parkson Plaza Co Ltd (Amsteel Group's equity holding : 90%)	7 December 2001	Awaiting approval from the relevant authorities in the PRC for restructuring. The JV Co. will endeavour to obtain the approval by 30 June 2004.
		Chongqing Wangyu Parkson Plaza Co Ltd (Amsteel Group's equity holding : 70%)	3 December 2001	Awaiting approval from the relevant authorities in the PRC for restructuring. The JV Co. will endeavour to obtain the approval by 30 June 2004.

No.	Issues	Joint-Venture Company ("JV Co.")	Steps taken or to be taken to resolve the Issues	Status as at 15 February 2004
		Xian Lucky King Parkson Plaza Co Ltd (Amsteel Group's equity holding : 51%)	20 February 2002	Approval from the State Economic and Trade Commission was obtained on 14 February, 2003 and submission has been made to the Ministry of Foreign Trade and Economic Corporation on 8 May, 2003 for approval to amend the Joint Venture Agreement and the JV Co's Articles of Association.
2.	Land Use Right(s) for land ("**LUR**") to be transferred by the PRC Party to the JV Co. as PRC Party's contribution to the capital of the JV Co. in accordance with the terms of the joint venture agreement	Xian Lucky King Parkson Co Ltd (Amsteel Group's equity holding : 51%)	The Management of Amsteel Group had liaised with the PRC Party, Li Feng (Xian) Real Estate Development Co Ltd ("LFXR"), to transfer the LUR of the land located at No. 119, Dong Da Jie, Bei Lin District, Xian, Shanxi Province, PRC to the JV Co.	The JV Co. is in the process of procuring the registration of the LUR certificate in the JV Co's name.

No.	Issues	Joint-Venture Company ("JV Co.")	Steps taken or to be taken to resolve the Issues	Status as at 15 February 2004
3.	Shortfall in capital to be contributed by the Amsteel Group	Mianyang Fulin Parkson Plaza Co Ltd (Amsteel Group's interest holding : 60%)	The Management of Amsteel Group is required to inject such amount to make up for the shortfall of Rmb2.19 million (equivalent to approximately RM1.00 million) ("Shortfall").	The Amsteel Group has injected the payment for the Shortfall on 21 October, 2002. The JV Co. expects to procure the capital verification from the certified auditor by 30 June 2004.
4.	The PRC party has not obtained the LUR or Property Ownership Right(s) for building ("**POR**") certificate in its favour for property leased by the PRC Party to the JV Co. or the lease of the LUR or POR to the JV Co. has not been registered with the relevant authorities in the PRC	Mianyang Fulin Parkson Co Ltd (Amsteel Group's interest holding : 60%)	The Management of Amsteel Group had liaised with the PRC Party, Sichuan Mianyang Fulin Real Estate Development Co Ltd ("SMF"), to register the lease of building located at No. 17, An Chang Lu, Mianyang City, Sichuan Province, PRC.	The lease is expected to be registered by 30 June 2004. In the meantime, SMF has given its undertaking that it shall be responsible to register the lease and will indemnify the JV Co. against any losses due to non-registration of the lease.

No.	Issues	Joint-Venture Company ("JV Co.")	Steps taken or to be taken to resolve the Issues	Status as at 15 February 2004
		Sichuan Hezheng Parkson Plaza Co Ltd (Amsteel Group's equity holding : 90%)	The Management of Amsteel Group had liaised with the PRC Party, Sichuan Hezheng Company Limited by Shares ("SHC"), to obtain the POR certificate for the building located at No. 31, Zong Fu Lu, Jinjiang District, Chengdu City, Sichuan Province, PRC, leased by the PRC Party to the JV Co.	SHC will endeavour to transfer the POR certificate in its favour by 30 June 2004. SHC has been requested by the Amsteel Group to issue a letter to state that SHC shall compensate the Amsteel Group for any damages suffered in the event the SHC fails to procure the transfer.
		Chongqing Wangyu Parkson Plaza Co Ltd (Amsteel Group's equity holding : 70%)	The Management of Amsteel Group had liaised with the PRC Party, Chongqing Wangyu Economic Industry Development Corporation ("CWE"), to obtain the POR certificate in its favour for the building located at No. 77, Da Ping Changjiang Er Lu, Yuzhong District, Chongqing, PRC and leased by the PRC Party to the JV Co.	By a letter dated 8 March 2001, CWE agreed to compensate the Amsteel Group if there is any damage arising from the non-transfer of the POR in its name. In addition, the parent company of CWE and owner of the building authorised CWE to lease the building to the JV Co.

No.	Issues	Joint-Venture Company ("JV Co.")	Steps taken or to be taken to resolve the Issues	Status as at 15 February 2004
5.	The PRC Party borrowed Rmb17,803,000 from the JV Co. and as security, the PRC Party pledged its 40% equity interest in the JV Co. to the Amsteel Group. The pledge has not been registered with the relevant authorities.	Dalian Tianhe Parkson Shopping Centre Co Ltd (Amsteel Group's equity holding : 60%)	The Management of Amsteel Group had liaised with the management of JV Co. to take steps to register the pledge of the equity interest by the PRC Party, Dalian Tianhe Plaza Company Limited ("DTP").	The repayment of the loan to the JV Co. by DTP has been further extended to 30 June 2004. The Management of the Amsteel Group is currently negotiating with DTP for the transfer of DTP's 40% interest (or part thereof) in the JV Co to the Amsteel Group in lieu of the repayment of the loan.